UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       EVANS WITHYCOMBE RESIDENTIAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   299212 10 0
                                 (CUSIP Number)

                             J. Grant Monahon, Esq.
                            Aldrich, Eastman & Waltch
                               225 Franklin Street
                           Boston, Massachusetts 02110
                                 (617) 261-9000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                           Page 2 of 11 Pages
- ----------------------------------              -------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AEW Partners, L.P.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       100%
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     NONE
          PERSON
           WITH             9          SOLE DISPOSITIVE POWER

                                       100%

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,447,900

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   | |


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                            Page 3 of 11 Pages
- ----------------------------------               -------------------------------



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AEW/L.P.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       100%
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     None
          PERSON
           WITH             9          SOLE DISPOSITIVE POWER

                                       100%

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,447,900

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           | |


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                            Page 4 of 11 Pages
- ----------------------------------               -------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AEW, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       100%
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     None
          PERSON
           WITH             9          SOLE DISPOSITIVE POWER

                                       100%

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,447,900

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7%

14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                             Page 5 of 11 Pages
- ----------------------------------                ------------------------------



Item 1.  Security and issuer.

         This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Evans Withycombe Residential, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is 6991 East Camelback Road, Scottsdale, Arizona 85018.

Item 2.  Identify and background.

         This statement is filed pursuant to Reg. ss.13(d)-1(f)(1) by AEW Partners, L.P., a Delaware limited partnership (the "Partnership"), AEW/L.P., a Delaware limited partnership ("AEWLP"), the general partner of the Partnership, and AEW, Inc., a Massachusetts corporation (the "AEW Corp"), the general partner of AEWLP.

         The principal offices and the principal business address of the Partnership, AEWLP and AEW Corp are c/o Aldrich, Eastman & Waltch, 225 Franklin Street, Boston, MA 02110.

         The Partnership has been formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in investments and assets. AEWLP is the sole general partner of the Partnership and has been formed for such purpose. AEW Corp is the sole general partner of AEWLP and has been formed for such purpose.

         AEW Corp has no controlling shareholder. The business of AEW Corp is managed by its Board of Directors. The names, business addresses and present principal occupations or employment of the officers and directors of AEW Corp are shown on Exhibit C to this Schedule 13D. Officers and directors of AEW Corp who are also shareholders of AEW Corp are identified on Exhibit C. All of the officers and directors of AEW Corp are citizens of the United States of America.

         During the last five years, none of the Partnership, AEWLP or AEW Corp nor any officer or director of AEW Corp has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

         In connection with the initial public offering of the Common Stock of the Issuer in August 1994, the Partnership entered into a Property Contribution Agreement with the Issuer, whereby the Partnership agreed to contribute 17 apartment communities and certain incidental rights to the Issuer in exchange for 4,314,844 shares of Common Stock (with a value of $86.3 million) and $55.2 million in cash. This was a part of a series of "Formation Transactions" with respect to the Issuer. A more detailed description of the "Formation Transactions" is set forth in Exhibit D to this Schedule 13D filed on August 24, 1994. The initial public offering of the Common Stock of the Issuer was consummated on August 17, 1994, at which time the Partnership contributed the properties and incidental rights to the Issuer and the Issuer delivered the cash and Common Stock described in the preceding sentences to the Partnership.

Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement were the disposition of 1,787,500 shares and 79,444 shares of Common Stock by AEW Partners, L.P., a Delaware limited partnership (the "Partnership"). The transactions were entered into principally for investment purposes. The Partnership granted to the underwriters of the public offering, pursuant to which the Partnership sold 1,787,500 shares of Common Stock, an over-allotment option to acquire up to 482,625 shares of Common Stock, of which 79,444 shares have been sold as indicated.

         Except as noted below, none of the Partnership, AEW/LP, a Delaware limited partnership ("AEWLP"), the general partner of the Partnership, or AEW, Inc., a Massachusetts corporation ("AEW Corp"), the general partner of AEWLP, has any current plans to acquire additional securities of the Issuer or to dispose of the Common Stock, although they may, in the future, do so, depending on their analysis of the Issuer's business, prospects and financial condition, the market for such stock, other available investment and business opportunities, general economic conditions and other factors. The Partnership, AEWLP and AEW Corp intend to monitor closely the investment of the Partnership and may from time to time take advantage of opportunities presented to them.

          None of the Partnership, AEWLP or AEW Corp. has any current plans or proposals which would result in the acquisition by any such person of additional securities of the Issuer, or, except as noted below, the disposition of securities of the Issuer (Joseph F. Azrack, a shareholder, officer and director of AEW Corp, however, also serves as a director of the Issuer and, in such capacity, has an option to acquire 5,000 shares of Common Stock under the Stock Option Plan which is exercisable within 60 days).

Item 5.  Interest in securities of the issuer.

         (a) The Partnership, AEWLP and AEW Corp own 2,447,900 shares of Common Stock in the aggregate (10.7%). None of the Partnership, AEWLP or AEW Corp are members of a group.

         (b)  The  Partnership,   AEWLP  and  AEW  Corp  have  sole  voting  and
dispositive power with respect to the 2,447,900 shares of the Common Stock.

         (c) Except as reported herein, to the best knowledge of the Partnership, AEWLP and AEW Corp, none of the Partnership, AEWLP and AEW Corp nor any officer or director of AEW Corp beneficially owns any Common Stock or has effected any transactions in the Common Stock during the past sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         The Partnership has agreed, with certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period expiring September 25, 1996, except pursuant to the over-allotment option referred to in Item 4. The Issuer has granted certain demand and piggyback registration rights to the Partnership.

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                            Page 6 of 11 Pages
- ----------------------------------               -------------------------------



The Partnership has agreed not to exercise such demand rights prior to January 31, 1997 or, at the Issuer's election and subject to certain conditions, March 31, 1997.

Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         Exhibit A:        Registration Rights Agreement.*

         Exhibit B:        Director Designation Agreement.*

         Exhibit C:        Officers and Directors of AEW, Inc.*

         Exhibit D:        Formation Transactions.*

         Exhibit E:        Agreement Concerning Joint Filing.*

         Exhibit F:        Amendment to Registration Rights Agreement.

- ------------

*        Filed with original Schedule 13D, dated August 24, 1994.

                                  SCHEDULE 13D


CUSIP No. 299212 10 0                            Page 7 of 11 Pages
- ----------------------------------               -------------------------------





                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1996                 AEW PARTNERS, L.P.

                                      By:  AEW/L.P., general partner

                                           By:  AEW, Inc., general partner


                                                By:  /s/ J. Grant Monahon
                                                     Name: J.  Grant Monahon
                                                     Title: Vice President


Dated:  June 25, 1996                  AEW/L.P.

                                       By:  AEW, Inc., general partner



                                       By:  /s/ J. Grant Monahon
                                            Name: J.  Grant Monahon
                                            Title: Vice President


Dated: June 25, 1996                   AEW, INC.


                                       By: /s/ J. Grant Monahon
                                           Name: J.  Grant Monahon
                                           Title: Vice President